UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D/A

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Under the Securities Exchange Act of 1934

(Amendment No. 3)1

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

368537 106

(CUSIP Number)

Warren Mosler

5000 Estate Southgate

Christiansted, VI  00820

(340) 718-7710

With copies to:

Mario Aiello

Valance Company

5000 Estate Southgate

Christiansted, VI  00820

(340) 718-7710

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Warren Mosler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,119,665 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 36,119,665 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,119,665 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% (2)
14	TYPE OF REPORTING PERSON* In – Individual

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(1) Represents (i) 25,203,852 shares of common stock and (ii) warrants to purchase 10,915,813 shares of common stock.
(2) Based on 112,937,952 shares outstanding as of June 19, 2019.

CUSIP No. 368537 106	13D/A	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A Amendment No. 3 (the “Schedule 13D/A”) amends the Schedule 13D/A filed on March 6, 2019 (the “Amendment 2 to 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of GelTech Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1460 Park Avenue South, Suite 1, Jupiter, Florida 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	This statement is filed on behalf of Warren Mosler (the “Reporting Person”).

b.	The Reporting Person’s principal business address is 5000 Estate Southgate, Christiansted, VI.

c.	The Reporting Person’s present principal occupation is Individual Investor. The Reporting Person is a director of the Issuer.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since March 14, 2019, the Reporting Person has acquired through an entity he controls 3,600,422 shares of the Issuer’s common stock and warrants to purchase 1,800,211 shares of common stock for $600,000.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Person acquired all securities of the Issuer presently owned by it for investment purposes.

The Reporting Person has no plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D/A.

Depending on market conditions, the Reporting Person may dispose of (subject to Section 16(b) of the Securities Exchange Act of 1934) or acquire additional shares of the Issuer. The Reporting Person expects to consider and evaluate on an ongoing basis all options with respect to its investment in the Issuer.

CUSIP No. 368537 106	13D/A	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person beneficially owns 36,119,665 shares of the Issuer including 25,203,852 shares of common stock and (ii) warrants to purchase 10,915,813 shares of common stock.  This amounts to approximately 29.2% of the 112,937,952 shares outstanding as of June 19, 2019.

(b)  The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  Since the filing date of Amendment 2 to 13D, the following transactions occurred: On March 14, 2019, the Reporting Person purchased through an entity he controls 750,000 shares of common stock and warrants to purchase 375,000 shares of common stock for $150,000. On March 28, 2019, the Reporting Person purchased through an entity he controls 937,500 shares of common stock and warrants to purchase 468,750 shares of common stock for $150,000. On May 14, 2019, the Reporting Person purchased through an entity he controls 945,180 shares of common stock and warrants to purchase 472,590 shares of common stock for $150,000. On May 30, 2019, the Reporting Person purchased through an entity he controls 967,742 shares of common stock and warrants to purchase 483,871 shares of common stock for $150,000.

(d)  To the best knowledge of the Reporting Person, no person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this 13D, as amended, to the knowledge of the Reporting Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer.

The Reporting Person is a co-founder and former partner of AVM LP (“AVM”), a licensed broker-dealer.  Mr. Michael Reger, a large shareholder and Chairman of the Issuer, is a principal and inactive partner of AVM.  Other than the Stock Purchase Agreement entered into with the Issuer, which has expired, the Reporting Person has not entered into any agreements or arrangement or otherwise with the Issuer or Mr. Reger regarding the Issuer’s securities and has no voting or investment control over the securities held by Mr. Reger. On June 18, 2019, the Reporting Person loaned Mr. Reger $500,000 of which repayment of the loan is secured by certain property owned by Mr. Reger. Mr. Reger used the proceeds of this loan to enter into a loan agreement with the Issuer. The Issuer issued Mr. Reger a Non-Convertible Promissory Note. The Reporting Person was not a party to this loan agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 368537 106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2019	By:	/s/ Warren Mosler
Warren Mosler

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).